Exhibit 99.1

Li Auto Inc. Announces Unaudited First Quarter 2026 Financial Results

Quarterly total revenues reached RMB23.0 billion (US$3.3 billion)1

Quarterly deliveries were 95,142 vehicles

BEIJING, China, May 28, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2026.

Operating Highlights for the First Quarter of 2026

•	Total deliveries for the first quarter of 2026 were 95,142 vehicles, representing a 2.5% year-over-year increase.

	2026 Q1	2025 Q4	2025 Q3	2025 Q2
Deliveries	95,142	109,194	93,211	111,074

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Deliveries	92,864	158,696	152,831	108,581

•	As of March 31, 2026, in China, the Company had 517 retail stores in 160 cities, 552 servicing centers and Li Auto-authorized servicing shops operating in 223 cities, and 4,057 super charging stations in operation equipped with 22,439 charging stalls.

Financial Highlights for the First Quarter of 2026

•	Vehicle sales were RMB21.5 billion (US$3.1 billion) in the first quarter of 2026, representing a decrease of 12.7% from RMB24.7 billion in the first quarter of 2025 and a decrease of 21.0% from RMB27.3 billion in the fourth quarter of 2025.

•	Vehicle margin[2] was 6.1% in the first quarter of 2026, compared with 19.8% in the first quarter of 2025 and 16.8% in the fourth quarter of 2025.

•	Total revenues were RMB23.0 billion (US$3.3 billion) in the first quarter of 2026, representing a decrease of 11.4% from RMB25.9 billion in the first quarter of 2025 and a decrease of 20.1% from RMB28.8 billion in the fourth quarter of 2025.

•	Gross profit was RMB1.8 billion (US$262.1 million) in the first quarter of 2026, representing a decrease of 66.0% from RMB5.3 billion in the first quarter of 2025 and a decrease of 64.8% from RMB5.1 billion in the fourth quarter of 2025.

•	Gross margin was 7.9% in the first quarter of 2026, compared with 20.5% in the first quarter of 2025 and 17.8% in the fourth quarter of 2025.

•	Operating expenses were RMB4.8 billion (US$696.8 million) in the first quarter of 2026, representing a decrease of 4.8% from RMB5.0 billion in the first quarter of 2025 and a decrease of 13.8% from RMB5.6 billion in the fourth quarter of 2025.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB3.0 billion (US$434.7 million) in the first quarter of 2026, compared with RMB271.7 million income from operations in the first quarter of 2025 and RMB442.6 million loss from operations in the fourth quarter of 2025.

•	Operating margin was negative 13.0% in the first quarter of 2026, compared with 1.0% in the first quarter of 2025 and negative 1.5% in the fourth quarter of 2025.

•	Net loss was RMB2.3 billion (US$330.0 million) in the first quarter of 2026, compared with net income of RMB646.6 million in the first quarter of 2025 and RMB20.2 million in the fourth quarter of 2025. Non-GAAP net loss[3] was RMB2.1 billion (US$305.6 million) in the first quarter of 2026, compared with non-GAAP net income of RMB1.0 billion in the first quarter of 2025 and RMB274.4 million in the fourth quarter of 2025.

•	Diluted net loss per ADS[4] attributable to ordinary shareholders was RMB2.26 (US$0.33) in the first quarter of 2026, compared with diluted net earnings per ADS attributable to ordinary shareholders of RMB0.62 in the first quarter of 2025 and RMB0.01 in the fourth quarter of 2025. Non-GAAP diluted net loss per ADS attributable to ordinary shareholders was RMB2.09 (US$0.30) in the first quarter of 2026, compared with non-GAAP diluted net earnings per ADS attributable to ordinary shareholders of RMB0.96 in the first quarter of 2025 and RMB0.25 in the fourth quarter of 2025.

•	Net cash used in operating activities was RMB6.1 billion (US$883.0 million) in the first quarter of 2026, compared with RMB1.7 billion net cash used in operating activities in the first quarter of 2025 and RMB3.5 billion net cash provided by operating activities in the fourth quarter of 2025.

•	Free cash flow[5] was negative RMB7.4 billion (US$1.1 billion) in the first quarter of 2026, compared with negative RMB2.5 billion in the first quarter of 2025 and RMB2.5 billion in the fourth quarter of 2025.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	March 31, 2025	December 31, 2025	March 31, 2026	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	24,678.6	27,252.3	21,533.2	(12.7)%		(21.0)%
Vehicle margin	19.8%	16.8%	6.1%	(13.7	)pts	(10.7	)pts

Total revenues	25,926.8	28,775.4	22,982.9	(11.4)%		(20.1)%
Gross profit	5,318.5	5,130.6	1,808.0	(66.0)%		(64.8)%
Gross margin	20.5%	17.8%	7.9%	(12.6	)pts	(9.9	)pts

Operating expenses	(5,046.8)	(5,573.2)	(4,806.8)	(4.8)%		(13.8)%
Income/(Loss) from operations	271.7	(442.6)	(2,998.8)	N/A		577.6%
Operating margin	1.0%	(1.5)%	(13.0)%	(14.0	)pts	(11.5	)pts

Net income/(loss)	646.6	20.2	(2,276.0)	N/A		N/A
Non-GAAP net income/(loss)	1,014.3	274.4	(2,108.0)	N/A		N/A

Diluted net earnings/(loss) per ADS attributable to ordinary shareholders	0.62	0.01	(2.26)	N/A		N/A
Non-GAAP diluted net earnings/(loss) per ADS attributable to ordinary shareholders	0.96	0.25	(2.09)	N/A		N/A

Net cash (used in)/provided by operating activities	(1,701.0)	3,521.4	(6,091.0)	258.1%		N/A
Free cash flow (non-GAAP)	(2,530.6)	2,467.6	(7,388.3)	192.0%		N/A

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In April 2026, the Company delivered 34,085 vehicles. As of April 30, 2026, in China, the Company had 511 retail stores in 160 cities, 550 servicing centers and Li Auto-authorized servicing shops operating in 223 cities, and 4,077 super charging stations in operation equipped with 22,509 charging stalls.

All-New Li L9

•	In May 2026, the Company launched and commenced deliveries of its all-new Li L9. This model is available in two trims: Ultra and Livis. The Li L9 Ultra comes standard with steer-by-wire, rear-wheel steering, and Li Auto’s third-generation dual-chamber, dual-valve Magic Carpet Air Suspension. Its autonomous driving system is powered by a proprietary MAHE M100 chip, and the smart cockpit is powered by a Qualcomm Snapdragon 8797 Max chip. The Li L9 Livis features a proprietary 800V active suspension system and a fully drive-by-wire chassis. Its autonomous driving system is equipped with dual proprietary MAHE M100 chips and four LiDAR sensors, and the smart cockpit is powered by a Qualcomm Snapdragon 8797 Elite chip. Both trims come standard with a 72.7 kWh 5C battery and feature Li Auto’s third-generation range extender, as well as the MindVLA large model and 3D ViT Encoder. The Li L9 Ultra and Li L9 Livis are priced at RMB459,800 and RMB509,800, respectively.

US$1.0 Billion Share Repurchase Program

•	Pursuant to its US$1.0 billion share repurchase program announced on March 24, 2026, the Company has repurchased a total of approximately 16.4 million Class A ordinary shares (including approximately 6.7 million ADSs) for an aggregate consideration of approximately US$139.7 million as of May 26, 2026.

Put Right Offer for Convertible Senior Notes due 2028

•	On April 30, 2026, the Company announced completion of the put right offer relating to its 0.25% Convertible Senior Notes due 2028 (CUSIP No. 50202M AB8) (the “Notes”). US$716,800,000 aggregate principal amount of the Notes (the “Repurchase Price”) was validly surrendered and not withdrawn prior to the expiration of the put right offer. The Company has forwarded cash in payment of the Repurchase Price to the paying agent for distribution to the holders who had validly exercised their put right. Following settlement of the repurchase, US$145,700,000 aggregate principal amount of the Notes remains outstanding and continues to be subject to the existing terms of the indenture and the Notes.

ESG

•	On April 10, 2026, the Company published its 2025 Environmental, Social and Governance (ESG) Report and its first Climate-Related Disclosures Report (https://ir.lixiang.com/esg), showcasing its strategic initiatives, measurable achievements, and ongoing dedication to sustainable development.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Our organizational and supply chain optimizations delivered concrete results in the first quarter, enabling us to reclaim the top spot among domestic automotive brands in China’s RMB200,000 and above NEV market. Meanwhile, the all-new Li L9, launched in mid-May, demonstrates the strength of our flagship products with its all-around technological leadership and product excellence, reinforcing our confidence in establishing a benchmark position in the flagship SUV market. The successful integrated deployment of our in-house MAHE M100 chip and MindVLA large model into the vehicle represents an industry-leading technological breakthrough, laying the foundation for efficient technology iterations in the future. We look forward to launching the all-new Li L8 at the end of June to meet broader market demand. As we advance our AI initiatives and strengthen our core competencies, we remain committed to transforming everyday life for more users through cutting-edge products and premium services.”

Mr. Tie Li, chief financial officer of Li Auto, added, “Our first-quarter gross margin reflected our user-centric measures related to Li i6 deliveries, as well as raw material price fluctuations and our model refresh cycle. As delivery rebounds drive economies of scale and our updated product portfolio gains traction, we expect a gradual improvement in profitability. While executing the US$1 billion share repurchase program with confidence in our long-term growth prospects, we continue to benefit from a solid cash position that provides ongoing flexibility for strategic investments. With substantial runway ahead, we remain confident in our ability to create lasting value for all stakeholders.”

Financial Results for the First Quarter of 2026

Revenues

•	Total revenues were RMB23.0 billion (US$3.3 billion) in the first quarter of 2026, representing a decrease of 11.4% from RMB25.9 billion in the first quarter of 2025 and a decrease of 20.1% from RMB28.8 billion in the fourth quarter of 2025.

•	Vehicle sales were RMB21.5 billion (US$3.1 billion) in the first quarter of 2026, representing a decrease of 12.7% from RMB24.7 billion in the first quarter of 2025 and a decrease of 21.0% from RMB27.3 billion in the fourth quarter of 2025. The decrease in revenue from vehicle sales over the first quarter of 2025 was primarily attributable to the lower average selling price due to different product mix. The decrease in revenue from vehicle sales over the fourth quarter of 2025 was primarily attributable to the decrease in vehicle deliveries due to seasonal factors related to the Chinese New Year holiday and a lower average selling price due to different product mix.

•	Other sales and services were RMB1.4 billion (US$210.2 million) in the first quarter of 2026, representing an increase of 16.1% from RMB1.2 billion in the first quarter of 2025 and a decrease of 4.8% from RMB1.5 billion in the fourth quarter of 2025. The increase in revenue from other sales and services over the first quarter of 2025 was mainly due to increased provision of services and sales of accessories, which was in line with higher accumulated vehicle sales. The revenue from other sales and services remained relatively stable over the fourth quarter of 2025.

Cost of Sales and Gross Margin

•	Cost of sales was RMB21.2 billion (US$3.1 billion) in the first quarter of 2026, representing an increase of 2.7% from RMB20.6 billion in the first quarter of 2025 and a decrease of 10.4% from RMB23.6 billion in the fourth quarter of 2025. The cost of sales remained relatively stable over the first quarter of 2025. The decrease in cost of sales over the fourth quarter of 2025 was primarily attributable to the decrease in vehicle deliveries.

•	Gross profit was RMB1.8 billion (US$262.1 million) in the first quarter of 2026, representing a decrease of 66.0% from RMB5.3 billion in the first quarter of 2025 and a decrease of 64.8% from RMB5.1 billion in the fourth quarter of 2025.

•	Vehicle margin was 6.1% in the first quarter of 2026, compared with 19.8% in the first quarter of 2025 and 16.8% in the fourth quarter of 2025. The decrease in vehicle margin over the first quarter of 2025 and the fourth quarter of 2025 was mainly attributable to different product mix.

•	Gross margin was 7.9% in the first quarter of 2026, compared with 20.5% in the first quarter of 2025 and 17.8% in the fourth quarter of 2025. The decrease in gross margin over the first quarter of 2025 and the fourth quarter of 2025 was mainly due to the decrease in vehicle margin.

Operating Expenses

•	Operating expenses were RMB4.8 billion (US$696.8 million) in the first quarter of 2026, representing a decrease of 4.8% from RMB5.0 billion in the first quarter of 2025 and a decrease of 13.8% from RMB5.6 billion in the fourth quarter of 2025.

•	Research and development expenses were RMB2.7 billion (US$394.6 million) in the first quarter of 2026, representing an increase of 8.3% from RMB2.5 billion in the first quarter of 2025 and a decrease of 9.8% from RMB3.0 billion in the fourth quarter of 2025. Research and development expenses remained relatively stable over the first quarter of 2025 and the fourth quarter of 2025.

•	Selling, general and administrative expenses were RMB2.0 billion (US$297.1 million) in the first quarter of 2026, representing a decrease of 19.0% from RMB2.5 billion in the first quarter of 2025 and a decrease of 22.6% from RMB2.6 billion in the fourth quarter of 2025. The decrease in selling, general and administrative expenses over the first quarter of 2025 and the fourth quarter of 2025 was primarily due to decreased employee compensation and reduced expenses related to marketing and promotional activities.

Income/(Loss) from Operations

•	Loss from operations was RMB3.0 billion (US$434.7 million) in the first quarter of 2026, compared with RMB271.7 million income from operations in the first quarter of 2025 and RMB442.6 million loss from operations in the fourth quarter of 2025. Operating margin was negative 13.0% in the first quarter of 2026, compared with 1.0% in the first quarter of 2025 and negative 1.5% in the fourth quarter of 2025. Non-GAAP loss from operations was RMB2.8 billion (US$410.4 million) in the first quarter of 2026, compared with RMB639.3 million non-GAAP income from operations in the first quarter of 2025 and RMB188.4 million non-GAAP loss from operations in the fourth quarter of 2025.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net loss was RMB2.3 billion (US$330.0 million) in the first quarter of 2026, compared with net income of RMB646.6 million in the first quarter of 2025 and RMB20.2 million in the fourth quarter of 2025. Non-GAAP net loss was RMB2.1 billion (US$305.6 million) in the first quarter of 2026, compared with non-GAAP net income of RMB1.0 billion in the first quarter of 2025 and RMB274.4 million in the fourth quarter of 2025.

•	Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB2.26 (US$0.33) in the first quarter of 2026, compared with RMB0.65 and RMB0.62 basic and diluted net earnings per ADS attributable to ordinary shareholders in the first quarter of 2025, respectively, and RMB0.01 and RMB0.01 basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2025, respectively. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB2.09 (US$0.30) in the first quarter of 2026, compared with RMB1.01 and RMB0.96 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the first quarter of 2025, respectively, and RMB0.26 and RMB0.25 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2025, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB94.3 billion (US$13.7 billion) as of March 31, 2026.

•	Net cash used in operating activities was RMB6.1 billion (US$883.0 million) in the first quarter of 2026, compared with RMB1.7 billion net cash used in operating activities in the first quarter of 2025 and RMB3.5 billion net cash provided by operating activities in the fourth quarter of 2025. The change in net cash used in operating activities over the first quarter of 2025 was mainly due to the decrease in cash received from customers resulting from the lower average selling price. The change in net cash used in operating activities over the fourth quarter of 2025 was mainly due to the decrease in cash received from customers caused by a seasonal sequential decline in vehicle deliveries.

•	Free cash flow was negative RMB7.4 billion (US$1.1 billion) in the first quarter of 2026, compared with negative RMB2.5 billion in the first quarter of 2025 and RMB2.5 billion in the fourth quarter of 2025.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the second quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 95,000 and 100,000 vehicles, representing a year-over-year decrease of 14.5% to 10.0%.

•	Total revenues to be between RMB24.1 billion (US$3.5 billion) and RMB25.4 billion (US$3.7 billion), representing a year-over-year decrease of 20.2% to 16.0%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Thursday, May 28, 2026 (8:00 p.m. Beijing/Hong Kong Time on May 28, 2026) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10054648-why786.html

A replay of the conference call will be accessible through June 4, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Chinese Mainland:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10054648

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	24,678,585	27,252,291	21,533,182	3,121,656
Other sales and services	1,248,229	1,523,131	1,449,729	210,167
Total revenues	25,926,814	28,775,422	22,982,911	3,331,823
Cost of sales:
Vehicle sales	(19,801,927)	(22,669,292)	(20,225,885)	(2,932,138)
Other sales and services	(806,428)	(975,501)	(948,981)	(137,573)
Total cost of sales	(20,608,355)	(23,644,793)	(21,174,866)	(3,069,711)
Gross profit	5,318,459	5,130,629	1,808,045	262,112
Operating expenses:
Research and development	(2,513,854)	(3,016,587)	(2,722,159)	(394,630)
Selling, general and administrative	(2,531,009)	(2,647,068)	(2,049,203)	(297,072)
Other operating (expense)/income, net	(1,942)	90,438	(35,473)	(5,143)
Total operating expenses	(5,046,805)	(5,573,217)	(4,806,835)	(696,845)
Income/(Loss) from operations	271,654	(442,588)	(2,998,790)	(434,733)
Other (expense)/income:
Interest expense	(48,220)	(37,419)	(40,658)	(5,894)
Interest income and investment income, net	516,261	430,733	394,020	57,121
Others, net	34,730	21,930	44,248	6,415
Income/(Loss) before income tax	774,425	(27,344)	(2,601,180)	(377,091)
Income tax (expense)/benefit	(127,780)	47,587	325,148	47,137
Net income/(loss)	646,645	20,243	(2,276,032)	(329,954)
Less: Net (loss)/income attributable to noncontrolling interests	(3,679)	13,724	13,499	1,957
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	650,324	6,519	(2,289,531)	(331,911)

Net income/(loss)	646,645	20,243	(2,276,032)	(329,954)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(69,994)	(337,950)	(161,404)	(23,399)
Total other comprehensive loss	(69,994)	(337,950)	(161,404)	(23,399)
Total comprehensive income/(loss)	576,651	(317,707)	(2,437,436)	(353,353)
Less: Net (loss)/income attributable to noncontrolling interests	(3,679)	13,724	13,499	1,957
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	580,330	(331,431)	(2,450,935)	(355,310)
Weighted average number of ADSs
Basic	1,004,099,494	1,010,547,649	1,013,814,503	1,013,814,503
Diluted	1,069,104,610	1,041,928,950	1,013,814,503	1,013,814,503
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.65	0.01	(2.26)	(0.33)
Diluted	0.62	0.01	(2.26)	(0.33)
Weighted average number of ordinary shares
Basic	2,008,198,987	2,021,095,298	2,027,629,006	2,027,629,006
Diluted	2,138,209,219	2,083,857,900	2,027,629,006	2,027,629,006
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.32	0.00	(1.13)	(0.16)
Diluted	0.31	0.00	(1.13)	(0.16)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	56,691,765	42,815,524	6,206,948
Restricted cash	216,314	55,043	7,980
Time deposits and short-term investments	44,331,407	50,289,636	7,290,466
Trade receivable	119,823	129,005	18,702
Inventories	8,752,439	7,034,287	1,019,757
Prepayments and other current assets	5,174,246	5,281,281	765,625
Total current assets	115,285,994	105,604,776	15,309,478
Non-current assets:
Long-term investments	848,672	2,013,304	291,868
Property, plant and equipment, net	22,774,938	21,840,220	3,166,167
Operating lease right-of-use assets, net	9,099,313	8,556,156	1,240,382
Intangible assets, net	1,191,974	1,172,077	169,915
Goodwill	5,484	5,484	795
Deferred tax assets	3,334,206	3,589,633	520,388
Other non-current assets	1,755,237	1,783,871	258,607
Total non-current assets	39,009,824	38,960,745	5,648,122
Total assets	154,295,818	144,565,521	20,957,600
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,217,745	6,162,841	893,424
Trade and notes payable	40,579,219	35,975,795	5,215,395
Amounts due to related parties	26,644	14,312	2,075
Deferred revenue, current	1,621,429	1,395,838	202,354
Operating lease liabilities, current	1,690,356	1,546,085	224,135
Accruals and other current liabilities	13,412,260	11,094,658	1,608,390
Total current liabilities	63,547,653	56,189,529	8,145,773
Non-current liabilities:
Long-term borrowings	3,299,203	3,787,859	549,124
Deferred revenue, non-current	624,734	654,058	94,818
Operating lease liabilities, non-current	6,258,957	5,892,209	854,191
Finance lease liabilities, non-current	348,506	348,912	50,582
Deferred tax liabilities	691,652	589,971	85,528
Other non-current liabilities	6,385,370	6,496,091	941,735
Total non-current liabilities	17,608,422	17,769,100	2,575,978
Total liabilities	81,156,075	73,958,629	10,721,751
Total Li Auto Inc. shareholders’ equity	72,619,255	70,072,905	10,158,437
Noncontrolling interests	520,488	533,987	77,412
Total shareholders’ equity	73,139,743	70,606,892	10,235,849
Total liabilities and shareholders’ equity	154,295,818	144,565,521	20,957,600

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(1,700,968)	3,521,370	(6,090,994)	(883,009)
Net cash (used in)/provided by investing activities	(10,959,789)	2,110,251	(8,181,439)	(1,186,060)
Net cash provided by financing activities	61,406	178,563	337,303	48,899
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(70,282)	(225,491)	(102,382)	(14,841)
Net change in cash, cash equivalents and restricted cash	(12,669,633)	5,584,693	(14,037,512)	(2,035,011)
Cash, cash equivalents and restricted cash at beginning of period	65,907,972	51,323,386	56,908,079	8,249,939
Cash, cash equivalents and restricted cash at end of period	53,238,339	56,908,079	42,870,567	6,214,928

Net cash (used in)/provided by operating activities	(1,700,968)	3,521,370	(6,090,994)	(883,009)
Capital expenditures	(829,597)	(1,053,769)	(1,297,326)	(188,073)
Free cash flow (non-GAAP)	(2,530,565)	2,467,601	(7,388,320)	(1,071,082)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Cost of sales	(20,608,355)	(23,644,793)	(21,174,866)	(3,069,711)
Share-based compensation expenses	7,196	10,405	8,730	1,266
Non-GAAP cost of sales	(20,601,159)	(23,634,388)	(21,166,136)	(3,068,445)

Research and development expenses	(2,513,854)	(3,016,587)	(2,722,159)	(394,630)
Share-based compensation expenses	238,932	143,303	128,160	18,579
Non-GAAP research and development expenses	(2,274,922)	(2,873,284)	(2,593,999)	(376,051)

Selling, general and administrative expenses	(2,531,009)	(2,647,068)	(2,049,203)	(297,072)
Share-based compensation expenses	121,511	100,492	31,156	4,517
Non-GAAP selling, general and administrative expenses	(2,409,498)	(2,546,576)	(2,018,047)	(292,555)

Income/(Loss) from operations	271,654	(442,588)	(2,998,790)	(434,733)
Share-based compensation expenses	367,639	254,200	168,046	24,362
Non-GAAP income/(loss) from operations	639,293	(188,388)	(2,830,744)	(410,371)

Net income/(loss)	646,645	20,243	(2,276,032)	(329,954)
Share-based compensation expenses	367,639	254,200	168,046	24,362
Non-GAAP net income/(loss)[8]	1,014,284	274,443	(2,107,986)	(305,592)

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	650,324	6,519	(2,289,531)	(331,911)
Share-based compensation expenses	367,639	254,200	168,046	24,362
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,017,963	260,719	(2,121,485)	(307,549)

Weighted average number of ADSs
Basic	1,004,099,494	1,010,547,649	1,013,814,503	1,013,814,503
Diluted	1,069,104,610	1,041,928,950	1,013,814,503	1,013,814,503
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	1.01	0.26	(2.09)	(0.30)
Diluted	0.96	0.25	(2.09)	(0.30)
Weighted average number of ordinary shares
Basic	2,008,198,987	2,021,095,298	2,027,629,006	2,027,629,006
Diluted	2,138,209,219	2,083,857,900	2,027,629,006	2,027,629,006
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.51	0.13	(1.05)	(0.15)
Diluted	0.48	0.13	(1.05)	(0.15)

8 Non-GAAP items have no tax impact for all the periods presented.